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 FORM 4
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[ ] Check box if no longer subject to
    Section 16. Form 4 or Form 5
    obligations may continue. See
    Instruction 1(b).




                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

   Redfearn    Donald      D.
---------------------------------------------
   (Last)     (First)  (Middle)




   5300 Broken Sound Blvd., N.W.
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                (Street)


   Boca Raton     Florida          33487
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     (City)       (State)          (Zip)

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2. Issuer Name and Ticker or Trading Symbol
   RailAmerica, Inc. (Nasdaq: RAIL)

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3. IRS or Social Security Number of
   Reporting Person (Voluntary)

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4. Statement for
   Month/Year
      12/00

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5. If Amendment, Date of Original
   (Month/Year)

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6. Relationship of Reporting Person to Issuer
             (Check all applicable)


   [x] Director
   [x] Officer (give title below)
   [ ] 10% Owner
   [ ] Other (specify below)

        Chief Administrative Officer,
          Executive Vice President
                and Secretary

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7. Individual or Joint/Group Filing

           (Check applicable line)


   [x] Form filed by one Reporting Person

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   [ ] Form filed by more than one Reporting Person




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
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
--------------------------------------------------------------------------------

1. Title of Security                           2. Transaction    3. Transaction
   (Instr. 3)                                     Date              Code
                                                  (Month/Day/       (Instr. B)
                                                  Year)
--------------------------------------------   ---------------   ---------------
                                                                 Code       V
                                                                 ----      ---
   Common Stock, par value $.001 per share        12/14/00        P
--------------------------------------------------------------------------------


4. Securities Acquired (A)     5. Amount of            6. Ownership          7. Nature of
   or Disposed of (D)             Securities              Form:                 Indirect
   (Instr. 3, 4 and 5)            Beneficially            Direct (D) or         Beneficial
                                  Owned at                Indirect (I)          Ownership
                                  End of Month)           (Instr. 4)            (Instr. 4)
                                  (Inst. 3 and 4)
--------------------------     ------------------      ------------------    ------------------
   Amount   (A) or   Price
              (D)
----------  ------  ------
1,000          A    $7.375          20,876                    D                      --


                            (Print or Type Response)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Options granted               $5.00        --        --   --     --      --     11/1/96 11/1/06   Common    50,000           --
pursuant to                                                                                       Stock,
Option Agreement                                                                                  $.001
(right to buy)                                                                                    par
                                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
1995 Stock Incentive          $5.00        --        --   --     --      --      7/1/97  7/1/07   Common    25,000           --
Plan Options                                                                                      Stock,
(right to buy)                                                                                    $.001
                                                                                                  par
                                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
1998 Executive                $6.125       --        --   --     --      --     6/30/99  6/30/08  Common    20,000           --
Incentive Compensation                                                             (1)            Stock,
Plan Options                                                                                      $.001
(right to buy)                                                                                    par
                                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
1998 Executive                $8.75        --        --   --     --      --      4/8/00  4/8/09   Common    20,000           --
Incentive Compensation                                                             (2)            Stock,
Plan Options                                                                                      $.001
(right to buy)                                                                                    par
                                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
1998 Executive                $9.00        --        --   --     --      --      1/1/00  1/1/10   Common   110,000           --
Incentive Compensation                                                             (3)            Stock,
Plan Options                                                                                      $.001
(right to buy)                                                                                    par
                                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
1995 Non-Employee             $3.50        --        --   --     --      --      1/1/95  1/1/05   Common    10,000           --
Director Stock Option                                                                             Stock,
Plan Options                                                                                      $.001
(right to buy)                                                                                    par
                                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------
Options granted                    --                       D                          --
pursuant to
Option Agreement
(right to buy)
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1995 Stock Incentive               --                       D                          --
Plan Options
(right to buy)
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1998 Executive                     --                       D                          --
Incentive Compensation
Plan Options
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
1998 Executive                     --                       D                          --
Incentive Compensation
Plan Options
(right to buy)
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1998 Executive                     --                       D                          --
Incentive Compensation
Plan Options
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
1995 Non-Employee              235,000                      D                          --
Director Stock Option
Plan Options
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
 Explanation of Responses:

 (1) Thirty-three and one-third percent (33 1/3%) of such options became exercisable on June 30, 1999 and thirty-three and one-third percent (33 1/3%) will become exercisable on each of June 30, 2000 and June 30, 2001.
 (2) Thirty-three and one-third percent (33 1/3%) of such options became exercisable on April 8, 2000 and thirty-three and one-third percent (33 1/3%) will become exercisable on each of April 8, 2001 and April 8, 2002.
 (3) Thirty-three and one-third percent (33 1/3%) of such options became exercisable on January 1, 2000 and thirty-three and one-
     third percent (33 1/3%) will become exercisable on each of January 1, 2001 and January 1, 2002.

 **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /s/ DONALD D. REDFEARN     12/22/00
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               -------------------------------  --------
                                                                                           **Signature of Reporting Person    Date
-                                                                                            Donald D. Redfearn

 Note. File three copies of this form, one of which must be manually signed.
   If space provided is insufficient, see Instruction 6 for procedure.
